SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 25, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	August 25, 2008

TAM Cargo Installs Its Largest Freight Terminal in Manaus

With a Total Area of 11,000 Square Meters, Terminal Has an Operational Area
Three Times the Size of Predecessor

São Paulo, August 25, 2008 – (Bovespa: TAMM4 and NYSE: TAM) Today, August 25, TAM Cargo, the freight unit of TAM Linhas Aereas, inaugurates its largest freight terminal to date, in Manaus, Amazonas, which has an operational area of 2,160 square meters (three times the size of the former Manaus facility) and 540 square meters of administrative/commercial area.

With more than 80 tons per day of storage capacity, the new terminal's infrastructure will provide greater comfort for customers, with individualized service and total access for the handicapped. In addition, the spaciousness of the terminal will make it easier to maneuver and park large vehicles, while allowing for freight shipments to be dispatched faster.

The new facilities also have exclusive areas for different types of freight, and cold storage for perishables constantly monitored by security cameras. A tax office on site of the State Treasury Secretariat (SEFAZ) ensures faster delivery of payment receipts.

"Manaus is strategic for TAM Cargo, as a result of steadily increasing production at its Duty Free Zone, and the increase in international flights at the airport. The new terminal can handle nearly 35% more freight than its predecessor, in addition to allowing for expansion in coming years, depending on market demand," says Paulo Castillo Branco, Vice President for Planning and Alliances.

The new freight terminal in Manaus will make it possible for new partnerships to develop with air and ground transportation companies that will extend the range of services and allow for greater sales efforts to increase customer loyalty, expand agreements with corporate clients and acquire new clients.

In 2007, Manaus was second in TAM Cargo billing in Brazil. Eduardo Gomes Airport operates 24 TAM flights a day (12 departures and 12 arrivals), four of them international (Miami and Caracas). It is the third largest airport in Brazil in terms of traffic and freight billing, right behind Guarulhos and Viracopos (Campinas) airports in Sao Paulo. The new TAM Cargo terminal will only offer domestic freight operations. International freight operations will be handled exclusively by the Infraero terminal due to customs processing reasons.

TAM Cargo

TAM Cargo's service portfolio offers options to meet the needs of all types of customers: TAM Cargo Next Flight - the fastest in the market for urgent shipments; TAM Cargo Next Day - for next day delivery; TAM Cargo Conventional, ideal for shipping large volumes; and TAM Cargo International, airport-to-airport freight import and export.

TAM Cargo currently serves 42 Brazilian airports with direct flights, offers pick-up service in more than 400 cities and makes deliveries to more than 3,900 places in Brazil. TAM Cargo International service reaches nearly 45 countries and more than 120 cities throughout Mercosur, North America, Europe and the Far East.

Striving for service excellence, TAM Cargo provides customer service through its website www.tamcargo.com.br and 24-hour Call Center, which provide general information on cargo shipments, quotes, pick-ups and shipment tracking in real time. Customers can also call 0300 1159999.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed July 2008 with 51.1% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 72.5% in July. Operations abroad include TAM flights to 16 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), and Caracas (Venezuela). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.